                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the fiscal year ended December 31, 1999

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

     For the transition period from _____________ to ___________

     Commission file number ____________________________________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        THE EATON CORPORATION INVESTMENT PLAN FOR HOURLY EMPLOYEES OF THE HYDRAULICS DIVISION HUTCHINSON PLANT

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       (Name of Plan)
                                       THE EATON CORPORATION
                                       INVESTMENT PLAN FOR HOURLY
                                       EMPLOYEES OF THE HYDRAULICS
                                       DIVISION HUTCHINSON PLANT

         Date: June 27, 2000      By:  Eaton Corporation Pension
                                       Administration Committee


                                       By: /s/ S. J. Cook
                                           ------------------------
                                               (Signature)
                                           S. J. Cook
                                           Vice President-Human Resources
                                           Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE
Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division--Hutchinson Plant

December 31, 1999 and 1998 and Year Ended December 31, 1999

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

             Audited Financial Statements and Supplemental Schedule

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999


                                    CONTENTS


Report of Independent Auditors ..........................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..........................2
Statement of Changes in Net Assets Available for Benefits................3
Notes to Financial Statements ...........................................4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
   Purposes at End of Year...............................................8

                         Report of Independent Auditors



Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Investment Plan for Hourly Employees of the
   Hydraulics Division--Hutchinson Plant

We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division--Hutchinson Plant as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio                                           /s/ Ernst & Young LLP

June 9, 2000

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                 Statements of Net Assets Available for Benefits


                                                              DECEMBER 31
                                                        1999              1998
                                                  -------------------------------------
ASSETS
Investments:
   Eaton Corporation Common Shares                   $     839,109     $     917,954
   Mutual funds                                          2,678,029         1,975,617
   Common/collective trust fund                          4,924,512         4,544,904
   Participant loans receivable                            363,067           323,529
   Money market fund                                         4,614             2,004
                                                  -------------------------------------
Total investments                                        8,809,331         7,764,008

Receivables:
   Contributions--employees                                 15,245            15,862
   Other                                                       979                 -
   Interest                                                     53                33
                                                  -------------------------------------
Total receivables                                           16,277            15,895
                                                  -------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                    $   8,825,608     $   7,779,903
                                                  =====================================

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999



ADDITIONS
Investment income:
   Interest and dividends                                 $      208,809
   Net appreciation in fair value of investments                 527,773
                                                          ----------------
                                                                 736,582

Employee contributions                                           823,038
                                                          -----------------
Total additions                                                1,559,620

DEDUCTIONS
Distributions to participants                                    513,915
                                                          -----------------
Net increase                                                   1,045,705

Net assets available for benefit:
   Beginning of year                                           7,779,903
                                                          -----------------

   END OF YEAR                                            $    8,825,608
                                                          =================


See notes to financial statements.



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


             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999



A.   SIGNIFICANT ACCOUNTING POLICIES


The financial statements have been prepared on the accrual basis of accounting.

Investments are stated at fair value as measured by quoted prices in active markets except for the Prism Magic Fund, which is stated at fair value as determined by the trustee. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

The cost of shares sold for the mutual funds and Eaton Common Shares is based upon the average cost of each participant's shares sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

B.   DESCRIPTION OF THE PLAN

The Eaton Corporation Investment Plan for Hourly Employees of the Hydraulics Division--Hutchinson Plant (the "Plan") generally provides that all hourly employees of the Hydraulics Division--Hutchinson Plant, to which the Corporate Compensation and Organization Committee of Eaton Corporation (the "Company" or the "Plan Sponsor") has extended eligibility (other than temporary employees and employees covered by a collective bargaining agreement that does not specify coverage under the Plan), will be eligible for membership in the Plan on the date at which the employee has attained age 18.

Eligible employees may make either before-tax or after-tax contributions from 1 to 15 percent of their base pay. all contributions to the Plan are non-forfeitable at all times as defined in the Plan document.



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



             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                    Notes to Financial Statements--Continued


B.   DESCRIPTION OF THE PLAN--CONTINUED

Contributions are allocated by the employee to any of the six investment funds offered by the Plan.

Each participant's account is credited with the participant's contribution and an allocation of the Plan's earnings and administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their contributions plus actual earnings thereon. On termination of service, a participant is eligible to receive a lump-sum amount equal to the value of his account.

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate determined daily by the Trustee. Principal and interest are paid ratably through monthly payroll deductions.

The Company elected to pay certain administrative costs during 1999 on behalf of the Plan.

The Company may amend, modify, suspend or terminate the Plan at any time, subject to the provisions of ERISA. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Human Resources Department upon request.



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


             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                    Notes to Financial Statements--Continued


C.   INVESTMENTS

Key Trust Company of Ohio, N.A., trustee of the Plan, holds the Plan's investment assets and executes transactions.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

     Common/collective trust fund                            $    267,161
     Shares of registered investment companies                    183,459
     Common stock                                                  77,153
                                                             -------------
                                                             $    527,773
                                                             =============

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits are as follows:

                                                          DECEMBER 31
                                                      1999             1998
                                               -------------------------------

     Victory Balanced Fund                      $     514,902    $     405,558
     Victory Stock Index Fund                       1,498,921        1,068,994
     Prism Magic Fund                               4,924,512        4,544,904
     Eaton Corporation Common Shares                  839,109          917,954

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                    Notes to Financial Statements--Continued



D.   INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 1999 and 1998, the Plan received $22,785 and $21,279, respectively, in cash dividends on Eaton Common Shares.

             Eaton Corporation Investment Plan for Hourly Employees
                  of the Hydraulics Division--Hutchinson Plant

                         EIN: 34-0196300 Plan Number 089

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


                 Identity of Issue,                         Description of               Current
             Borrower or Similar Party                        Investment                  Value
-----------------------------------------------------------------------------------------------------------
*  Eaton Corporation Common Shares                          11,554 shares               $    839,109

*  KeyBank:
      Victory Balanced Fund                                 36,440 shares                    514,902
      Victory International Growth Fund                     14,066 shares                    253,891
      Victory Special Value Fund                            31,442 shares                    410,315
      Victory Stock Index Fund                              61,356 shares                  1,498,921
      Prism Magic Fund                                     362,051 shares                  4,924,512
      Employee Benefits Money Market Fund                    4,614 units                       4,614

*  Participant loans receivable                            8.75-10%; variable
                                                                     maturities              363,067
                                                                                        ------------

                                                                                        $  8,809,331
                                                                                        ============


* Indicates party-in-interest to the Plan.



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